UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-6F/A

AMENDMENT NO. 1 TO NOTICE OF INTENT TO ELECT TO BE SUBJECT TO
SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940
The undersigned company previously notified the Securities and Exchange Commission on Form N-6F filed on August 2, 2013 (the “Original Form N-6F”) that it intended to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940, as amended (the “Act”), and in connection with such notice submitted the following information:

Name:	American Capital Senior Floating, Ltd.

Address of Principal Business Office:	2 Bethesda Metro Center, 14th Floor
Bethesda, MD 20814

Telephone Number:	(301) 968-9310

Name and Address of Agent	Samuel A. Flax
For Service of Process:	Executive Vice President and Secretary
American Capital Senior Floating, Ltd.
2 Bethesda Metro Center, 14th Floor
Bethesda, MD 20814
This Amendment No. 1 to the Form N-6F is necessary because of delays in the completion of the company’s registration statement on Form N-2 (File No. 333-190357), which delays were unforeseen at the time the Original Form N-6F was filed.
The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.
SIGNATURE
Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the City of Bethesda and the State of Maryland on the 4th day of November, 2013.

AMERICAN CAPITAL SENIOR FLOATING, LTD.

By:	/s/ Malon Wilkus
Name:	Malon Wilkus
Title:	Chair of the Board and Chief Executive Officer

Attest:	/s/John R. Erickson
Name:	John R. Erickson
Title:	Executive Vice President and Chief Financial Officer